Xdata Group

February 10, 2025

VIA EDGAR

Melissa Kindelan

Chris Dietz

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Xdata Group
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted January 17, 2025
CIK No. 0002038688

Dear all:

The undersigned, on behalf of Xdata Group (the “Company”, “we”, “us” or “our”), hereby transmits the Company’s response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 28, 2025, regarding the Company’s revised draft registration statement on Form F-4 submitted on January 17, 2025. Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have repeated the Staff’s comments in this response letter and numbered them accordingly. Corresponding disclosure changes made in response to the Staff’s comments are incorporated in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

Dilution, page 23

1.

In response to prior comment 12 you refer to revised disclosures on pages 23 and 85; however, we do not see this information. Please revise page 23 to include the valuation at or above which the potential dilution results in the amount of nonredeeming shareholders’ interest per share being at least the IPO price per share of common stock, at each redemption level. This presentation should consider the shares outstanding prior to the business combination, equal to the Total Alpha Star Ordinary Shares outstanding as of June 30, 2024, as adjusted, as well as those to be issued in the business combination, and that the IPO price is $10 per share. Refer to Item 1604(c)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

Proposal 1 - The Business Combination Proposal

Financial Projections of XDATA, page 104

2.	Please expand your disclosure to discuss why the forecast period was selected. Disclose the basis for how you were able to project until 2029 given your limited operating history.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

3.	We note that XDATA has a limited operating history and has generated minimal revenue to date but projects it will earn $73.2 million in revenue based on actual revenues of $3.05 million in the first half of 2024 and other assumptions. Please revise to clearly describe the basis for the projections of revenue growth and the factors, contingencies, and/or uncertainties that would affect such growth. In addition, expand the discussion of your material assumptions underlying the projections, quantifying where applicable and providing detailed quantitative disclosure describing the basis for your projected sales, margins, customers, and the factors or contingencies that would affect such growth.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Earnings per Share, page 164

4.	We note that the amount of pro forma net loss for Scenario 2 and Scenario 3 do not agree to the Pro Forma Condensed Combined Statements of Operations on pages 160 or 161. We also note that the weighted average shares outstanding for Scenario 1 and Scenario 2 do not agree to pages 160 and 161. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 160 and 161 of the Revised Draft Registration Statement.

OU Xdata Group Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-10

5.	You refer to delivered software in the internet and mobile banking solutions, providing licenses for a specified group of software in the cloud-based transaction monitoring platform, and providing licenses for modules in the CRM system solution. Please revise to clarify whether each of these offerings includes a license for functional intellectual property that has significant standalone functionality, and if so, how such licenses are considered in recognizing revenue. Similar clarifications should be made on page F-27. Refer to ASC 606-10-55-63.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-27 of the Revised Draft Registration Statement.

General

6.	Please update the OÜ XDATA Group financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: In response to the Staff’s comment, the Company has filed Exhibit 99.2 to the Revised Draft Registration Statement.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, you may contact the undersigned at wangyu@hankunlaw.com or by telephone at +852 6386 1503.

Very truly yours,

Han Kun Law Offices LLP

/s/ Yu Wang
Yu Wang

cc:	Zhe Zhang, Xdata Group
Roman Elosvili, OU XDATA GROUP
Lawrence Venick, Loeb & Loeb LLP